August 5, 2005

Mr. Jack W. Milligan
Chief Financial Officer and Director
Nevada Geothermal Power Inc.
409 Granville Street #900
Vancouver, British Columbia, Canada V6C 1T2

 Re: Nevada Geothermal Power Inc.
   Form 20-F/A for the Fiscal Year Ended June 30, 2004
Filed July 19, 2005
      File No. 000-49917

Dear Mr. Milligan :

     We have completed our review of your 2004 Form 20-F and Form
20-F/A and do not, at this time, have any further comments.

        Sincerely,

        Karl Hiller
        Branch Chief

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010